SWORDFISH FINANCIAL, INC.

P.O. Box 431

Vernon, Arizona 85940

July 23, 2014

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Swordfish Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Amendment 1 to Form 8-K dated January 20, 2015

Filed January 20, 2015

File No. 000-07475

Dear Mr. James:

Swordfish Financial Inc., as Registrant, hereby acknowledges the following in response to the staff’s comment letter dated June 12, 2015, which was issued in connection with the above-noted filings:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Swordfish Financial, Inc.

By:  /s/ William Westbrook

        William Westbrook

          Chief Executive Officer